UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes material event to Chilean SVS regarding 2008 dividend and Annual Shareholder’s Meeting.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Santiago, April 6, 2009

Mr. Guillermo Larraín R.
Superintendent
Securities and Insurance Superintendency
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Material Event

Dear Mr. Superintendent:

We hereby inform you that the Board of Directors of Sociedad Química y
Minera de Chile S.A. (SQM) in an extraordinary session held April 6, 2009 unanimously agreed to recommend to the next Annual Shareholders Meeting of SQM to pay as a definitive dividend 65% of the net profits obtained by SQM during the 2008 business period.

This proposal implies maintaining the current “SQM’s Dividend Policy for the Year 2008” which was approved at the Annual Shareholders Meeting held April 30, 2008. This dividend policy was partially modified on October 28, 2008 in order to pay and distribute an interim dividend of US$0.37994 per share paid on November 21, 2008.

Therefore, and subject to the approval of SQM’s shareholders at the next Annual Shareholders Meeting to be held on April 29, 2009, SQM will pay a definitive dividend in the amount of US$1.23829 per share. From this definitive dividend, the interim dividend amount of US$0.37994 per share will be deducted, and therefore, the outstanding amount of US$0.85835 per share will be paid to those shareholders registered in the Company’s Book of Shareholders during the fifth working day prior to the day of such payment. The pertinent amount will be paid in its equivalent in Chilean pesos based on the “Observed Dollar” rate published by the Official Gazette on April 29, 2009. According to the above, the payments will be made in favor of the corresponding shareholders, personally or through a duly authorized representative, beginning on Monday, May 11, 2009, at 09:00am.

We hereby inform the above as a material event in compliance with articles 9 and 10 of Law N°18.045 and additionally, in compliance with “SQM’s Dividend Policy for the Year 2008” and with the Forms 660, 687 and 1062 and in the Norm of General Character Nº30 in compliance with the indications that the Superintendency set forth, issued on October 22, 1986, February 13, 1987, March 6, 1992 and November 10, 1989, respectively.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

Sociedad Química y Minera de Chile S.A.

Patricio de Solminihac T.
Executive Vice President and Chief Operating Officer

CC:	Santiago Stock Exchange Brokers Stock Exchange Electronic Stock Exchange New York Stock Exchange Securities and Exchange Commission The Bank of New York

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: April 7, 2009